SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

CK 1

TELESP CELULAR PARTICIPAÇÕES S.A.
Public Company - CVM No. 1771-0
C.N.P.J. No. 02,558,074/0001-73 - N.I.R.E. 35,3,001,587,9-2

NOTICE TO SHAREHOLDERS ERRATA

1. - Telesp Celular Participações S.A. hereby provides notice of a correction of the Notice to Shareholders published by this Company on *Gazeta Mercantil* and on *Diário Oficial do Estado de São Paulo* on July 1, 2002 and July 2, 2002, respectively, which provided a notice concerning the conditions and terms of the capital increase of the Company in R$ 2,496,958,030.21 (two billion, four hundred and ninety-six million, nine hundred and fifty-eight thousand, thirty *reais* and twenty-one cents), within the limits of its authorized capital, by means of a private subscription of shares, with the extension of preemptive rights to the holders of ADRs – American Depositary Receipts of the Company traded in the U.S. market.

2. - It was found that in item IV "Ex-Rights Sale" of the above mentioned Notice to Shareholders the date when ADRs of the Company will be ex-rights of subscription to the acquirer was not presented in precise form. Consequently, we transcribe below the complete provision of the item IV of the Notice to Shareholders:

"IV - EX-RIGHTS SALE

4.1. - The shares acquired on or after July 9, 2002 will be ex-rights of subscription to the acquirer. The ADRs acquired on or after a date to be set by the New York Stock Exchange will be ex-rights of subscription to the acquirer."

São Paulo, July 2, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.
Maria Paula de Almeida Martins Canais
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: 07/03/02

By: [signature]

Name: Maria Paula de Almeida Martins Canais
Title: Director of Investor Relations